# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: enVVeno Medical Corporation, CIK 0001661053
CUSIP: 29415J205
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 70 Doppler, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-276241
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 68,525; sole dispositive power 0; shared dispositive power 68,525; aggregate amount beneficially owned 68,525 (9.99% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 68,525; sole dispositive power 0; shared dispositive power 68,525; aggregate amount beneficially owned 68,525 (9.99% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 68,525; sole dispositive power 0; shared dispositive power 68,525; aggregate amount beneficially owned 68,525 (9.99% of the class)

## Item 1. Issuer
Name of issuer: enVVeno Medical Corporation
Address of issuer's principal executive offices: 70 Doppler, Irvine, California 92618

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.00001 per share (the "Common Stock") of enVVeno Medical Corporation (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 667,669 outstanding shares of Common Stock as of May 1, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026, and assume the exercise of Warrants held by the Reporting Persons for 18,267 shares of Common Stock (the " Warrants").

Neither Perceptive Advisors nor Mr. Edelman directly hold any shares of Common Stock or any Warrants. The Master Fund directly holds 50,258 shares of Common Stock and 24,605 Warrants immediately exercisable for shares of Common Stock, subject to the Beneficial Ownership Limitation (as defined below). The terms of the Warrants provide that the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) if the Securities Exchange Act of 1934, as amended, more than 9.99% of the shares of Common Stock then issued and outstanding (the "Beneficial Ownership Limitation"). As of the date hereof, the Beneficial Ownership Limitation permits the Reporting Persons to exercise Warrants for an aggregate of not more than 18,267 shares of Common Stock. In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the aggregate remaining Warrants held by the Reporting Persons are not exercisable due to the Beneficial Ownership Limitation. Perceptive Advisors serves as the investment manager to the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors.
Percent of class:
Perceptive Advisors: 9.99%
Mr. Edelman: 9.99%
Master Fund: 9.99%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 68,525
Mr. Edelman: 68,525
Master Fund: 68,525
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 68,525
Mr. Edelman: 68,525
Master Fund: 68,525

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (05/15/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2026)